                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)



                             Warrantech Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.007 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    934648106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Joel San Antonio
                           c/o Warrantech Corporation
                               350 Bedford Street
                           Stamford, Connecticut 06901
                                 (203) 352-8800
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               - with copies to -

                              Ronald L. Brown, Esq.
                                Andrews Kurth LLP
                          1717 Main Street, Suite 3700
                               Dallas, Texas 75201
                                 (214) 659-4469

                               September 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
--------- ------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 934648106                                  13D                                                  Page 2 of 6
--------- ------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joel San Antonio
--------- ------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [ ]
                                                                                                                 (b)    [ ]
--------- ------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------- ------- -----------------------------------------------------------------------------------------

           NUMBER OF             5       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    3,343,095
           OWNED BY              ------- -----------------------------------------------------------------------------------------
             EACH
           REPORTING             6       SHARED VOTING POWER
            PERSON                       0
             WITH                ------- -----------------------------------------------------------------------------------------

                                 7       SOLE DISPOSITIVE POWER
                                         3,343,095
                                 ------- -----------------------------------------------------------------------------------------

                                 8       SHARED DISPOSITIVE POWER
                                         0

--------- ------------------------------------------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,343,095

--------- ------------------------------------------------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

--------- ------------------------------------------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.5%
--------- ------------------------------------------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON
          IN
--------- ------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 934648106                     13D                          Page 5 of 6


                                  Schedule 13D

This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is being filed on behalf of Joel San Antonio ("San Antonio") with respect to the common stock (hereinafter referred to as the "Common Stock") of Warrantech Corporation (the "Company").

Item 1   Security and Issuer

         Security:         Common Stock, $0.007 par value.
         Issuer:           Warrantech Corporation
                           2200 Highway 121
                           Bedford, TX  76021

Item 2   Identity and Background

(a)      Name: Joel San Antonio.

(b)      Business Address:  c/o Warrantech Corporation, 350 Bedford Street,
                            Stamford, CT 06901

(c) Present Principal Occupation: Chief Executive Officer and President of the Company from its incorporation through February 1988. Sine February 1988, Mr. San Antonio has been a Director, Chief Executive Officer and Chairman of the Board of Directors, and since October 1989, he has also been the Chairman and Chief Executive Officer of the Company's principal operating subsidiaries.

(d)      During the last five years, Mr. San Antonio has not been convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

(e) During the last five years, Mr. San Antonio has not been a party to a civil proceeding of the judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(f)      United States of America.

Item 3   Source and Amount of Funds

         Not applicable at this time.

Item 4   Purpose of Transaction

Mr. San Antonio has proposed to the Board of Directors that the Company pursue a transaction to take the Company private and eliminate all ownership of Common Stock other than the shares owned by Mr. San Antonio. The Board of Directors has appointed a special committee of independent directors to evaluate Mr. San Antonio's proposal and all other alternatives which are in the best interest of the Company's shareholders. Mr. San Antonio's proposal involves cashing out all minority shareholders at a price of approximately $1.65 per share by means of a reverse stock split. The proposal is subject to securing financing and does not address other details concerning the Company's capitalization. The special committee will consult with independent financial advisors and counsel in the course of its review. Any transaction considered by the Company will be subject, among other things, to the determination of the fairness of the price, full Board of Directors approval, stockholder approval and, if applicable, obtaining suitable financing. There can be no assurance that a transaction will occur, and, if any transaction occurs, what the exact structure or terms of such transaction would be. The members of the special committee consist of Gordon Paris and Lawrence Richenstein.

Mr. San Antonio expressed his belief in a press release on September 19, 2003, that said: "We are the only independent public company left in our industry, and in today's environment, being public places us at a competitive disadvantage. SEC reporting and other public company responsibilities cost us up to $1 million a year, but our low stock price and lack of investor interest provides us none of the benefits. It's just possible that our line of business may be better off in the private sector."

The Board's decision to consider the transaction of taking the Company private arose in part from the uncertainty of another accounting change that was disclosed in the press release and related Form 8-K. Other than the foregoing, Mr. San Antonio does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)      any action similar to any of those enumerated above.

Item 5   Interest in Securities of the Issuer

(a) Mr. San Antonio is the beneficial owner of 3,343,095 shares of common stock of the Company. Based upon a total of 15,342,715 shares outstanding as reported on the Company's quarterly statement filed on August 14, 2003, the shares which Mr. San Antonio may be deemed to be the beneficial owner of represent 21.5% of the outstanding shares. The 3,343,095 shares held by Mr. San Antonio include (a) 5,000 held by Mr. San Antonio as custodian for two minor children, (b) an aggregate of 200,000 shares held by Mr. San Antonio in trust for his children of which Mr. San Antonio's wife is a trustee, (c) 25,800 shares owned by Mr. San Antonio's wife, (d) 48,215 shares in his 401(k) account, and
         (e) 100,000 shares exercisable November 1, 2003 under stock options. Mr. San Antonio disclaims the beneficial ownership of shares listed in
         (b) and (c) above. The 3,343,095 shares held by Mr. San Antonio do not include a total of 46,908 shares owned by his brother and sister-in-law and his mother, as to which Mr. San Antonio also disclaims beneficial ownership.

(b) Mr. San Antonio has a sole power to dispose and direct the disposition of 3,343,095 shares actually held by him as of the date hereof, which number includes shares as to which Mr. San Antonio disclaims beneficial ownership.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

(a) None.

Item 7   Material to be filed as Exhibits

(a) None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 1, 2003                          /s/  JOEL SAN ANTONIO
                                                ------------------------------
                                                JOEL SAN ANTONIO